Exhibit 99.1

March 17, 2023

Dear Shareholders:

           Greetings and welcome to the 2022 Electro-Sensors Annual Report.  Spring is once again in the air, and we are eagerly looking forward to this new season.  Similarly, Electro-Sensors has gone through an interesting and dynamic season since our last shareholder report.  However, as much as we often focus on changing circumstances, we remain steadfastly committed to the principles that have served us well for many years - providing our customers with the industry’s most innovative, reliable, and cost-effective sensors and hazard monitoring systems.

In 2022, we achieved record annual revenue of $9.0 million, up 4.9% from the previous year.  Revenue growth was generated by increased sales of both our traditional wired sensor products and our HazardPROtm wireless monitoring systems.  The agricultural markets for our products remained quite active during the year, and we also completed several significant projects in the industrial automation space, providing important diversity to our revenue streams.  Gross profit remained strong at 53.6% of sales, despite ongoing supply chain challenges.

While customer demand has returned following the COVID-19 pandemic, supply chain disruptions continue to directly affect our business and financial results.  Prices for many of the commodities and components we purchase are up dramatically from pre-pandemic levels. Additionally, the lack of availability of some components has negatively impacted our ability to produce and deliver products in a timely manner.  We continue to expend significant efforts to acquire these parts or modify our product designs to use more readily available alternative components.  Although our team is doing an excellent job addressing these challenges, we anticipate these supply chain disruptions will continue in 2023.

In addition to our regular business operations, the other noteworthy project we pursued during 2022 was a proposed merger between Electro-Sensors and Mobile X Global, Inc.  In June 2022 we announced we had signed a definitive agreement to merge our two companies in a transaction we believe would have been good for our customers, employees, and shareholders.  And while each company worked diligently to complete the merger, significant deterioration in the financial markets affected the ability to raise financing necessary to consummate the transaction.  For this reason, in January 2023 we jointly agreed to terminate the merger agreement and cancel the project. Following the termination, we announced we had created a special board committee to continue exploring and pursuing business development and other strategic alternatives for Electro-Sensors.  We will communicate with you if and when we identify future projects that we believe are in the best interests of the company.

As you can see, we’ve had a remarkable year and I’m tremendously proud of our passionate and dedicated team.  They work amazingly hard every day to provide our customers with outstanding products and services, and we are committed to keeping this foundation strong as we pursue additional ways to create shareholder value.

We invite you to join our virtual annual shareholder meeting on April 27, 2023.  Please see your proxy statement or visit our website (www.electro-sensors.com) for details on how to access and participate in the virtual meeting.

  David Klenk

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